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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. -)1



                            PRICE LEGACY CORPORATION
                                (Name of Issuer)


              8 3/4% SERIES A CUMULATIVE REDEEMABLE PREFERRED STOCK
                         (Title of Class of Securities)


                                    741444301
                                 (CUSIP Number)


                                 JAMES F. CAHILL
                          PRICE FAMILY CHARITABLE FUND
                         7979 IVANHOE AVENUE, SUITE 520
                           LA JOLLA, CALIFORNIA 92037
                            TELEPHONE (858) 551-2303
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                DECEMBER 9, 2002
             (Date of Event Which Requires Filing of this Statement)


     If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 8 pages)

------------------------------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 741444301             SCHEDULE 13D                 PAGE 2 OF 8 PAGES

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Price Family Charitable Fund
         95-3842468
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [_]
                                                                   (b) [X]
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3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO, WC (see Item 3)
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       [_]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         California
-------------------------------------------------------------------------------
                                    7       SOLE VOTING POWER
          NUMBER OF
                                            1,709,502 (see Item 5)
           SHARES                   -------------------------------------------
                                    8       SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                  -------------------------------------------
                                    9       SOLE DISPOSITIVE POWER
       EACH REPORTING
                                            1,709,502 (see Item 5)
           PERSON                   --------------------------------------------
                                    10      SHARED DISPOSITIVE POWER
            WITH

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,709,502 (see Item 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                       [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.2% (see Item 5)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO - Private Foundation
--------------------------------------------------------------------------------


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CUSIP NO. 741444301             SCHEDULE 13D                 PAGE 3 OF 8 PAGES


ITEM 1.       SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the 8 3/4% Series A Cumulative Redeemable Preferred Stock of Price Legacy Corporation ("Series A Preferred Stock"), a Maryland corporation ("Price Legacy").

         The address of the principal executive offices of Price Legacy is 17140 Bernardo Center Drive, San Diego, California 92128.


ITEM 2.       IDENTITY AND BACKGROUND.

         (a), (f) This statement on Schedule 13D is filed by the Price Family Charitable Fund ("PFCF"), a private foundation organized under the laws of the State of California.

                           The directors and executive officers of PFCF
                           (collectively, the "PFCF Directors and Officers"), each of whom is a citizen of the United States, are as follows:

                                    Sol Price                 Director and Chairman of the Board
                                    Robert E. Price           Director and President
                                    James F. Cahill           Director and Vice President
                                    Jack McGrory              Director
                                    Allison Price             Director
                                    Helen Price               Director
                                    Murray Galinson           Director
                                    Joseph R. Satz            Secretary
                                    Kathy Hillan              Treasurer
                                    William Gorham            Director

                           Each of the PFCF Directors and Officers disclaims membership in a group with PFCF, and PFCF disclaims membership in a group with any of the PFCF Directors and Officers.

         (b) The principal executive office of PFCF and the principal business address of each of the PFCF Directors and Officers is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037.

         (c) The principal business of PFCF is to function as a private foundation. The principal occupation of Mr. S. Price and Mr. R. Price is self-employed investor and manager of The Price Group LLC ("Price Group"). The principal occupation of each of Mr. Cahill, Mr. McGrory, Mr. Galinson, Mr. Satz, and Ms. Hillan is manager of Price Group. Ms. A. Price and Ms. H. Price are not presently employed. The principal occupation of Mr. Gorham is self-employed investor.

         (d)-(e) During the last five years, neither PFCF nor any of the PFCF Directors and Officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was

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CUSIP NO. 741444301             SCHEDULE 13D                 PAGE 4 OF 8 PAGES


                           or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.       SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION


PFCF previously filed a Schedule 13D on August 27, 1998, as amended by Amendments Nos. 1 through 3 thereto, with respect to the Series A Preferred Stock. As disclosed in such Amendment No. 3, filed with the SEC on October 22, 2001, PFCF ceased to beneficially own more than 5% of the Series A Preferred Stock on October 3, 2001. As of October 3, 2001, PFCF beneficially owned 1,291,546 shares of Series A Preferred Stock, which constituted approximately 4.7% of the then issued and outstanding Series A Preferred Stock. For more information about transaction in Series A Preferred Stock by PFCF on or prior to October 3, 2001, see such Amendment No. 3. This new Schedule 13D is being filed to reflect transactions after October 3, 2001, the most recent of which have caused PFCF to become a reporting person again for the purposes of Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended.

          1. On December 19, 2001, PFCF donated 1,000,000 shares of Series A Preferred Stock to a charitable organization.

          2. On November 21, 2002, PFCF received a charitable gift of 867,956 shares.

          3. On December 9, 2002, PFCF used cash held by PFCF to acquire 550,000 shares of Series A Preferred Stock in a private transaction for $16.30 per share.


ITEM 4.       PURPOSE OF TRANSACTION.

          The information set forth above in Item 3 is incorporated herein by reference. All shares of Series A Preferred Stock held by PFCF are for investment purposes only. PFCF presently does not have any plan or proposal which relates to or would result in any of the actions described in paragraphs (a) through (j) under item 4 of the special instructions for complying with the Schedule 13D promulgated by the SEC.


ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) PFCF presently beneficially owns 1,709,502 shares of Series A Preferred Stock, representing approximately 6.2% of the issued and outstanding Series A Preferred Stock. Of these shares, PFCF has sole voting and dispositive shares over all 1,709,502 shares and shared voting and dispositive power over none.2

---------------------------
         2 Calculation of percentage ownership of Series A Preferred Stock is based on approximately 27,434,166 shares estimated to be issued and outstanding as reported in the Quarterly Report on Form 10-Q filed by Price Legacy with the Securities and Exchange Commission (the "SEC") on November 13, 2002 (the "Form 10-Q").

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CUSIP NO. 741444301             SCHEDULE 13D                PAGE 5 OF 8 PAGES


                      In addition, PFCF presently beneficially owns 1,000,700 shares of Price Legacy common stock, representing approximately 2.7% of the issued and outstanding Price Legacy common stock.3

                      PFCF Directors and Officers may be deemed to beneficially own, in the aggregate, 12,254,765 shares of Series A Preferred Stock (including options to buy 44,001 shares), representing approximately 44.7% of the issued and outstanding Series A Preferred Stock.4 The beneficial ownership of shares by each of the PFCF Directors and Officers is as follows:

                              Mr. S. Price may be deemed to beneficially own 8,426,929 shares, representing approximately 30.7% of the issued and outstanding Series A Preferred Stock, 4,298,627 shares of which he has sole voting and dispositive power and 4,128,302 shares of which he has shared voting and dispositive power. Ms. H. Price is the wife of Mr. S. Price. To the extent that she may be deemed to beneficially own any shares, those shares are included in the shares reported as may be deemed to be beneficially owned by Mr. S. Price.

                              Mr. R. Price may be deemed to beneficially own 7,518,439 shares, representing approximately 27.4% of the issued and outstanding Series A Preferred Stock, 1,553 shares of which he has sole voting and dispositive power and 7,516,886 shares of which he has shared voting and dispositive power. Ms. A Price is the wife of Mr. R. Price. To the extent that she may be deemed to beneficially own any shares, those shares are included in the shares reported as may be deemed to be beneficially owned by Mr. R. Price.

                              Mr. Cahill may be deemed to beneficially own
                              4,346,560 shares representing approximately 15.8% of the issued and outstanding Series A Preferred Stock, 120,316 shares of which he has sole voting and dispositive power and 4,226,244 shares of which he has shared voting and dispositive power.

                              Mr. McGrory may be deemed to beneficially own 4,170,557 shares representing approximately 15.2% of the issued and outstanding Series A Preferred Stock, 42,255 shares of which he has sole voting and dispositive power and 4,128,302 shares of which he has shared voting and dispositive power.

---------------------------------
         3 Calculation of percentage ownership of Price Legacy common stock is based on approximately 37,255,748 shares estimated to be issued and outstanding as reported in the Form 10-Q.

         4 These 12,254,765 shares include the 1,709,502 shares beneficially owned by PFCF. Shares that may be deemed to be beneficially owned by more than one of the PFCF Directors and Officers were not double-counted in arriving at the 12,254,765 figure.

         5 Shares disclosed for each of the PFCF Directors and Officers include shares that may be deemed to be beneficially owned by more than one person. Specifically, the shares disclosed for each of Mr. S. Price, Mr. R. Price, Mr. Cahill, Mr. McGrory, Mr. Galinson, Mr. Satz, Mr. Gorham and Ms. Hillan all include the 1,709,502 shares held by PFCF and 1,450,000 shares held by San Diego Revitalization Corp., a California non profit public benefit corporation, for which each of them serves as an officer and/or director. The shares disclosed for each of Mr. S. Price, Mr. R. Price, Mr. Cahill, Mr. McGrory, Mr. Galinson, Mr. Satz, and Ms. Hillan also all include 968,800 shares held by the Price Group for which each of them serves as a manager.

         Disclosure of shares with respect to any of the PFCF Directors and Officers should not be construed as any admission of beneficial ownership of such shares.

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CUSIP NO. 741444301             SCHEDULE 13D                 PAGE 6 OF 8 PAGES


                              Mr. Galinson may be deemed to beneficially own 4,283,988 shares, representing approximately 15.6% of the issued and outstanding Series A Preferred Stock, 10,000 shares of which he has sole voting and dispositive power and 4,273,988 shares of which he has shared voting and dispositive power.

                              Mr. Satz may be deemed to beneficially own
                              4,140,302 shares, representing approximately 15.1% of the issued and outstanding Series A Preferred Stock, 12,000 shares of which he has sole voting and dispositive power and 4,128,302 shares of which he has shared voting and dispositive power.

                              Ms. Hillan may be deemed to beneficially own
                              4,128,302 shares, representing approximately 15.0% of the issued and outstanding Series A Preferred Stock, 0 shares of which she has sole voting and dispositive power and 4,128,302 shares of which she has shared voting and dispositive power.

                              Mr. Gorham may be deemed to beneficially own
                              3,169,002 shares, representing approximately 11.6% of the issued and outstanding Series A Preferred Stock, 9,500 shares of which he has sole voting and dispositive power and 3,159,502 shares of which he has shared voting and dispositive power.

                  The information set forth above in Item 2 is incorporated herein by reference. Except as set forth below, to the extent that any of the PFCF Directors and Officers shares the power to vote or dispose of any of the shares disclosed above, such power is shared only with one or more of the PFCF Directors and Officers. The exceptions are as follows:

                              Mr. R. Price shares voting and dispositive power over 38,556 shares with Sarah Price and 38,556 shares with Rebecca Price. Ms. S. Price is a student, and Ms. R. Price is self-employed. The principal business address of each of them is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037.

                              Mr. Cahill shares voting and dispositive power over 36,972 shares with Mr. Ben Price, 48,472 shares with Mr. Jonas Price, and 12,498 shares with Mr. Elliot Feuerstein and Mr. Ed Spring. Mr.
                              B. Price and Mr. J. Price are each self-employed, and the principal business address of each of them is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037. Mr. Feuerstein is a property manager, and his principal business address is 8294 Mira Mesa Boulevard, San Diego, California 92126. Mr. Spring is an attorney, and his principal business address is 10900 N.E. 4th Street, Suite 850, Bellevue, Washington 98004.

                              Mr. Galinson may share voting and/or dispositive power over 145,686 shares with one or more third parties. The reporting person presently does not have Item 2 information for such third parties.

                              None of Ms. S. Price, Ms. R. Price, Mr. B. Price, Mr. J. Price, Mr. Feuerstein, and Mr. Spring has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

                              Each of Ms. S. Price, Ms. R. Price, Mr. B. Price, Mr. J. Price, Mr. Feuerstein, and Mr. Spring is a citizen of the United States.

         (c) The information set forth above in Item 3 is incorporated herein by reference.

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CUSIP NO. 741444301             SCHEDULE 13D                 PAGE 7 OF 8 PAGES


                  With respect to Mr. S. Price and Ms. H. Price, the information set forth in Item 5(c) of Amendment No. 9 to Schedule 13D filed by Mr. S. Price with the SEC on December 4, 2002 is incorporated herein by reference.

         (d)      Not applicable.

         (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         With respect to Mr. S. Price and Ms. H. Price, the information set forth in Item 6 of Amendment No. 9 to Schedule 13D filed by Mr. S. Price with the SEC on December 4, 2002 is incorporated herein by reference.

         With respect to Mr. R. Price and Ms. A. Price, the information set forth in Item 6 of Amendment No. 2 to Schedule 13D filed by Mr. R. Price with the SEC on October 3, 2001 is incorporated herein by reference.

         Mr. Cahill is the borrower under a loan agreement entered into in May 1998. The loan is secured by 64,133 shares of Series A Preferred Stock pledged to the Price Family Charitable Trust.

         Mr. McGrory is the borrower under a loan agreement entered into in May 1998. The loan is secured by 12,800 shares of Series A Preferred Stock pledged to the Sol and Helen Price Trust.


ITEM 7.       EXHIBITS.

         Not applicable.

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CUSIP NO. 741444301             SCHEDULE 13D                 PAGE 8 OF 8 PAGES



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:  December 17, 2002


                                              PRICE FAMILY CHARITABLE FUND


                                              /s/ James F. Cahill
                                              ----------------------------------
                                              By: James F. Cahill
                                              Title: Vice President






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